Options Granted to Directors and Officers

VANCOUVER, BRITISH COLUMBIA, March 9, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announces that effective March 9, 2005, the Company has granted, under its Share Option Plan, an incentive stock options to directors and officers to purchase up to 750,000 Common shares in the capital of the Company exercisable for a period of five years ending on March 9, 2010 at a price of $5.30 per share. The options will vest as to 93,750 Common shares on June 1, 2005 and 93,750 Common shares every three months thereafter until fully vested.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie President & CEO (604) 682-4678 Vancouver, British Columbia, Canada gmackenzie@pinevalleycoal.com	Mark Fields Executive Vice President (604) 682-4678 Vancouver, British Columbia, Canada mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.